Exhibit 99.4

SUN LIFE FINANCIAL DECLARES INCREASED QUARTERLY SHAREHOLDER DIVIDEND

(TORONTO, February 12, 2003) – The Board of Directors of Sun Life Financial Services of Canada Inc. (NYSE, TSX: “SLF”) today announced a shareholder dividend of $0.17 per share on common shares of the Corporation, payable March 31, 2003, to shareholders of record at close of business on February 26, 2003. This represents an increase of three cents, or 21 per cent, per share.

“This increase in our dividend is consistent with our commitment to shareholders at the time of our IPO to pay out 20 to 30 per cent of earnings in quarterly dividends,” said Donald A. Stewart, Chairman and Chief Executive Officer. “We are pleased that our solid earnings growth in 2002 can support this 21 per cent increase in the common share dividend.”

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2002, the Sun Life Financial group of companies has total assets under management of CDN $360.6 billion.

Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol “SLF”.

NOTE TO EDITORS: All figures shown in Canadian dollars.

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John Vincic
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